

Mail Stop 3720

September 30, 2009

Mr. Charles R. Wunsch, Esq.
General Counsel and Corporate Secretary
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251

> **Re: Sprint Nextel Corporation**
> **Form S-4**
> **Filed September 3, 2009**
> **File No. 333-161710**

Dear Mr. Wunsch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We are currently processing your request for confidential treatment for Exhibit 99.5 to the Form S-4. Any comments we have on the confidential treatment request will follow under separate cover.

Questions and Answers about the Merger…, page 1

2. Please revise your disclosure to address when shareholders should submit their shares of Virgin Mobile USA stock.

Summary, page 5

3. Please revise your disclosure to explain why the Virgin Group and SK Telecom will be receiving different consideration than the other stockholders of Virgin Mobile USA.

4. Please disclose the consideration that the Virgin Group and SK Telecom will receive pursuant to the transaction agreements negotiated by the parties, including the tax receivable termination agreement, the trademark license agreement, and the subordinated credit facility payoff agreement.

Merger Consideration, page 6

5. Disclose an example of the number of shares to be issued on a per share basis using the trading price of the Sprint Nextel common stock as of the latest practicable date. Such disclosure should also indicate that the actual value of the consideration and number of shares to be issued may differ from the example, given that the actual value and number of shares will not be determined until immediately preceding the closing.

Opinion of Virgin Mobile's USA's Financial Advisor, page 7

6. Please revise your disclosure to indicate the fee paid to Deutsche Bank in connection with their fairness opinion and indicate the portion of such fee that is contingent on the approval of the transaction. See Item 1015(b)(4) of Regulation M-A.

Interests of Certain Persons in the Merger, page 7

7. Please revise to briefly summarize and quantify both individually and on an aggregate basis the interests of directors and executive officers that may differ from the interests of shareholders generally.

Expected Timing of the Merger, page 9

8. Please disclose the final date by which the merger must be completed or become subject to termination.

Risk Factors, page 21

9. Please revise your disclosure to include risk factors addressing the following:
   - the impact the costs associated with the transactions will have on Sprint Nextel's

operating results;
- the impact the pending lawsuits may have on the timing of and ability to close the merger; and
- the possibility that the merger may be taxable.

Because the market price of Sprint Nextel common stock will fluctuate, Virgin Mobile USA stockholders cannot be sure of the precise value of the merger consideration they will receive., page 21

10. Please revise your risk factor on page 21 to disclose the volatility of Sprint Nextel's stock over the last six months.

Background of the Merger, page 33

11. Please expand your disclosure about the revised drafts of the merger agreement, trademark license agreement, tax receivable agreement, employment agreements and PCS services agreement to detail the material points of negotiation and describe the resolution of such points.

12. Please indicate the reason, if any, Company X gave for lowering its bid on June 19, 2009, as disclosed on page 38.

13. Please revise the fifth paragraph on page 38 to indicate whether Virgin Mobile's financial advisor did contact Company X urging it to submit a revised proposal, as suggested by Mr. Manas.

14. We note your statement in the third full paragraph on page 41 that on July 17, 2009 the board discussed whether a counteroffer should be extended to Company X. Please indicate the outcome of that discussion.

15. We note that Company X withdrew its offer on July 24, 2009. Please indicate whether Company X provided a reason for its withdrawal.

Virgin Mobile USA's Reasons for the Merger…, page 44

16. Please list the anticipated "significant efficiencies and synergies" between the companies referenced on page 45 and quantify them, to the extent possible.

17. Explain the nature of the "additional strategic business relationships" and "resources" Virgin Mobile's board anticipates benefitting from as a result of the merger.

18. Please clarify and provide the basis for your statement on page 45 that none of the available alternative strategies would have provided a premium to the trading range of Class A common stock after Virgin Mobile USA's results for the quarter ended March 31, 2009

were announced.

19. Please revise the last factor on page 45 to separately address as two separate factors the likelihood that another purchaser would make a higher offer from the factors pertaining to Sprint Nextel and the Virgin Group's indication that they would withhold their consent to the possible transaction with Company X.

20. Please expand upon your statement on page 47 that "the conditions to effect the merger" are "limited and can be satisfied."

21. Please identify the "risks associated with Virgin Mobile USA's strategic plan" noted on page 48.

Opinion of Virgin Mobile USA's Financial Advisor, page 48

22. Please provide us with any analyses, reports, presentations or similar materials, including projections and board books, provided to or prepared by Deutsche Bank in connection with rendering the fairness opinion. Please also provide us with a copy of the engagement letter with Deutsche Bank. We may have further comment upon receipt of these materials.

23. Please disclose any instructions or limitations the board provided to Deutsche Bank with respect to the fairness opinion. See Item 1015(b)(6) of Regulation M-A.

24. Explain whether Deutsche Bank considered the payments to be made pursuant to the subordinated credit facility payoff agreement, tax receivable termination agreement and trademark license agreement when evaluating the consideration in the transaction.

25. Expand your disclosure of each analysis to explain how Deutsche Bank arrived at the discount rates and multiples. Such disclosure should also address any material assumptions Deutsche Bank made with respect to each analysis. See Item 1015(b)(6) of Regulation M-A.

26. Please clarify what publicly available financial forecasts relating to the business and financial prospects of Sprint Nextel Deutsche Bank used in its analyses.

27. Please revise your disclosure regarding the material relationships between Deutsche Bank and Virgin Mobile and its affiliates to provide a quantitative description of the fees paid to Deutsche Bank by Virgin Mobile and its affiliates during the past two years. See Item 1015(b)(4) of Regulation M-A.

28. We note the disclaimer on page 56 that investors "are cautioned not to rely" upon projections used in connection with the rendering of the fairness opinion. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate

to disclaim responsibility for statements made in the document. Instead you may caution readers not to "unduly" rely or place "undue certainty" on the projections. Please revise.

Analysis of Equity Analyst Price Targets, page 50

29. Disclose how many equity analyst projections were used for this analysis and clarify whether this represents all analyst projections available at the time. Disclose the date on which the analysts anticipated the share price would be at the targeted amount.

Analysis of Selected Publicly Traded Companies, page 51

30. Discuss with greater specificity the criteria used to determine the comparable companies used in the analysis of selected publicly traded companies. Disclose the statistics analyzed for comparison purposes and tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

Price Protection Mechanism, page 52

31. Please expand your disclosure to explain how Deutsche Bank's analysis indicated that the range of Sprint Nextel common stock share prices at which the price protection mechanism would no longer be employed was approximately $4.02 to $5.17. Please also explain the average equity analyst Sprint Nextel common stock share price target used in this analysis. For example, indicate the date on which the analysts anticipated the share price would be at the targeted amount.

Sprint Nextel's Reasons for the merger, page 53

32. In order to provide a more balanced discussion, expand your disclosure of the negative factors considered by the Sprint Nextel board. For example, address the cash payout to be made to Virgin Entertainment in connection with the subordinated credit facility payoff agreement and the potential dilution Sprint Nextel stockholders will experience as a result of the transactions.

New Employment Agreements, page 58

33. We note that Sprint Nextel has entered into new employment agreements with Mr. Schulman and three other Virgin Mobile USA executive officers, however are unable to locate these agreements as exhibits to your filing. Please revise to file them as exhibits, or advise us why you believe it is appropriate not to do so under Item 601 of Regulation S-K.

Subordinated Credit Facility Payoff Agreement, page 65

34. Please disclose the rate of interest that applies to the payoff amounts during the period between July 27, 2009 and the effective time of the merger.

35. Please disclose an example of the number of shares of Sprint Nextel's common stock that would be issued to Virgin Entertainment for the payoff amounts if Sprint Nextel elects to effect such payment with stock, using the trading price of the Sprint Nextel stock as of the latest practicable date.

Solicitation of Proxies, page 31

36. We note that you may also solicit stockholders by telephone or in person. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response letter.

Regulatory Approvals Required for the Merger, page 69

37. Please indicate when management anticipates receiving the FCC's approval of the transfer of control applications.

Expected Timing of the Merger, page 69

38. Please expand this disclosure to address the date upon which the parties may terminate the transaction.

Material U.S. Federal Income Tax Consequences of the Merger, page 69

39. Revise to reflect that this section represent's counsel's opinion. We encourage you to file your tax opinions with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

The Merger Agreement, page 74

40. We note the disclaimer that the representations, warranties and covenants may be qualified by reference to confidential disclosure. We further note your statement that investors should not rely on such provisions as characterizations of the actual state of facts or conditions of the companies and that information concerning the representations, warranties and covenants may change subsequent to the date of the merger agreement, which changes may not be fully reflected in public disclosures by Virgin Mobile USA and Sprint Nextel. Please expand upon this disclaimer to more fully disclose why you believe that shareholders are not permitted to rely upon the representations, warranties and covenants. Among other things, please explain what actions either party could take pursuant to confidential disclosures that would render such statements unreliable.

Conditions to Completion of the Merger, page 91

41. Please disclose the status of the closing conditions identified on page 91. Such disclosure should, among other things, address how the pending litigation may impact the timing of the closing of the transaction.

42. Please disclose the extent to which the conditions enumerated on page 91 can be waived. Please also disclose whether it is the parties' intent to res-solicit stockholder approval of the merger if either party waives material conditions. We believe that re-solicitation is generally required when companies waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

43. Because the tax consequences are material, a waiver of the condition that the parties receive a favorable tax opinion and any related changes in the tax consequences to investors would constitute a material change to your prospectus requiring amendment and re-solicitation. If the tax opinion condition can be waived, please confirm that Virgin Mobile will re-circulate and re-solicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please note also our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to re-circulate and re-solicit.

Exhibits

44. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements.

Exhibit 99.7 Consent of Deutsche Bank Securities, Inc.

45. Please note that, due to the limitation placed upon the consent, you will need to file a new consent with each amendment to the registration statement.

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Please amend your Form S-4 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jessica Plowgian, Attorney Advisor, at (202) 551-3367, or Paul Fischer, Attorney Advisor at (202) 551-3415 with any other questions.

Sincerely
/s Paul Fischer for

Larry Spirgel
Assistant Director

Cc: E. William Bates, II, Esq.
Via facsimile to (212) 556-2222